Executive Compensation Clawback Policy
Exhibit 97

May 10, 2023

Policy

If Stantec Inc. (the “Company”) is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the board of directors of the Company shall require reimbursement of any erroneously awarded Incentive-based Compensation received by any Executive Officer during the Clawback Period. The Company will not insure or indemnify any Executive Officer against the loss of such erroneously awarded compensation. Recovery of any erroneously awarded Incentive-based Compensation shall be undertaken reasonably promptly after the applicable accounting restatement to which the recovery relates.

Definitions and Interpretation
Unless the context otherwise requires, the following definitions apply for purposes of this policy:

“Clawback Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement pursuant to this policy. In addition to these last three completed fiscal years, the Clawback Period includes any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years; provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

“Executive Officer” means any current or former executive with a title of chief executive officer, chief financial officer, chief operating officer, chief business officer, chief practice and project officer, or any other person that is: (a) designated an executive vice president or higher within the Company or
(b) identified by the Company’s chief executive officer in writing as being principally responsible for a significant policy-making function of the Company.
“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Without limiting the generality of the foregoing, share price and total shareholder return shall be included within the definition of Financial Reporting Measures.

“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Incentive-based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.

For purposes of determining the relevant Clawback Period, the date that the Company is required to prepare an accounting restatement pursuant to this policy shall be the earlier to occur of:

1.The date the Company’s board of directors, the Corporate Governance and Compensation Committee, or the executive officer of Stantec authorized to take such action if board action is not required, concludes, or reasonably ought to have concluded, that the Company is required to prepare an accounting restatement pursuant to this policy; or

2.The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement pursuant to this policy.

Practice
The board of directors shall require reimbursement of any erroneously awarded Incentive-based Compensation received by any current or former Executive Officer in situations where:

a)the amount of Incentive-based Compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement that:

i.corrects an error in previously issued financial statements that is material to the previously issued financial statements; or

ii.would result in a material misstatement if the error were recorded in the current period or left uncorrected in the current period; and

b)the amount of the Incentive-based Compensation that would have been awarded to or the profit realized by the Executive Officer had the financial results been properly reported would have been lower than the amount actually awarded or received.

The recoverable amount is the amount received in excess of the amount that otherwise would have been received based on the restatement (the “Recoverable Amount”). Any such required reimbursement will be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators, or other authorities.

The board of directors may, in its sole discretion, forgo reimbursement of the Recoverable Amount only if the Corporate Governance and Compensation Committee of the board (or in the absence of such a committee, a majority of the independent directors serving on the board) has made a determination that recovery would be impracticable on the basis that one or more of the following conditions have been met:

a)the direct expenses to be paid to third parties to assist with recovery will exceed the Recoverable Amount and the Company has made a reasonable attempt to recover;

b)recovery will violate any Canadian laws in effect prior to November 28, 2022 and the Company provides an opinion of Canadian legal counsel to that effect to the NYSE; or

c)recovery is likely to cause an otherwise tax-qualified plan to fail to meet the tax requirements.